Pacific Clean Water Technologies, Inc.
650 North Rose Drive #607
Plaentia, CA 92870

January 17, 2017

Craig Slivka
SECURITIES AND EXCHANGE COMMISSION
100 F Street, NE
Washington, DC 20549

Re:          Unseen Solar, Inc. (New Name:  Pacific Clean Water Technologies, Inc.)
Form 8-K
Filed November 15, 2012
Form 10-K for the Fiscal Year Ended January 31, 2012
Filed April 10, 2012
File No. 000-54392

Dear Mr.  Slivka:

Please allow this to respond to  your letter dated December 12, 2012.

Form 8-K filed November 15, 2012

General

1.           Please revise your filing to include Item 5.06 of Form 8-K.

We have revised our Form 8-K to include Item 5.06.

2.           Please update the financial statements of Western Water Consultants, Inc. and corresponding financial information throughout the filing to include the interim financial statements for the period ended September 30, 2012.  Please also correspondingly update the pro forma financial information.  Refer to Rule 8-08 of Regulation S-X.

We have updated our financial statements and pro forma financial information to include the period ended September 3, 2012.

Item 2.01.                      Completion of Acquisition or Disposition of Assets, page 2

Description of Business, page 3

3.  Please provide us with copies of the reports citing the market and industry data you provide throughout the filing, marked with page references tracking your disclosures in the filing.  For example, we note you provide market and industry data in the “business of potable water” “Market Overview,” and “Water Treatment Industry” subsections on pages 4-7.  Additionally, please tell us whether the information in the reports represents the most recently available data and, therefore, remains reliable.  Please also tell us whether you funded or were otherwise affiliated with any of the respective sources.

We have drawn from various sources to craft its Market Overview and Water treatment sections.  We have drawn mainly from the three (3) sources below to help create it’s outlook and strategy in connection with the Form 8-K filed on November 15, 2012.  We believe that its sources are both competent and current, regarding the research they have provided.  We have not funded any independent research and is in no way connected to any of these research reports.

1.           Goldman Sachs Report, The Essentials of Investing in Water (March, 2008) http://www.excelwater.com/2008-goldman-sachs-water-primer.pdf

2.           Morgan Stanley Report, Peak Water (November, 2011) https://www.morganstanleyclientserv.com/contentmanagement/HTMLFiles/pdf/gic_peakwater.pdf

3.           World Water Council, www.worldwatercouncil.org

4. Please disclose your major customers and your dependence on them.  Please also disclose the sources and availability of raw materials and your principal suppliers.  Refer to Items 101(h)(4)(v) and (vi) of Regulation S-K.

We have amended the Form 8-K to add a list of the Company major clients and suppliers.

5.  In the business section, please provide the information required by Items 101(h)(4)(ii), (x), and (xi) of Regulation S-K.

We have amended the Form 8-K to add sections providing the information required by Items 101(h)(4)(ii).

Strategy, page 4

6.  You state that Western aims to provide its services and products in the southwestern portion of the United States and emerging nations.  Please more specifically clarify in which areas you currently provide your products and services and into which areas you intend to expand.  Please also provide an estimated timeframe and cost, if available, of any contemplated expansion or state, if applicable, that you have no timeframe or cost estimate for such expansion.  In this regard, we further note your disclosure on page 6 that expect recent regulation in India and China to lead to significant revenues.

We have amended the Form 8-K strategy section to provide more detail regarding our current service area, expansion plans and assocated time frame and costs.

7.  In the second bullet point at the top of page 5, you state that Western aims to increase sales at a rate to obtain a significant market shares of the specialty chemicals and services market in five years.  Please revise your disclosure to briefly describe how Western intends to increase sales as such a rate.

We have revised the disclosure to describe that increased sales will be obtained by hiring additional sales staff.

8.  In the third bullet point at the top of page 5, you state that Western strives to maintain profit levels that allow it to expand and provide the resources to reach its objectives.  Given that Western has a history of losses, please revise your disclosure to clarify, if true, that Western strives to generate the necessary profit levels.

We have revised our disclosure to describe that profits will be obtained via tax planning changes.

9.  You reference Western’s intent to create new distribution channels for itself, its subsidiaries, and any joint-venture partners.  Please briefly discuss Western’s intention to enter into any joint-venture agreements as well as the current status of any discussions with potential-joint-venture partners.

We have revised our disclosure to describe Western’s continued negotiations for a joint-venture with a Nano-technology company that owns patents for water filtration applications that will greatly impact the reverse osmosis market.  These negotiations are contingent on Westerns ability to attain financing in the future.

10.  Please briefly discuss how you plan to increase brand awareness, as disclosed in the fifth bullet point on page 5.

We have revised our disclosure to describe Western’s belief that by being a publically listed company will increase its brand awareness.

Market Overview, page 5

Long Term Trends, page 6

11.  In the last paragraph of this subsection, you state that Western will primarily target businesses within the agriculture and industrial sectors.  However, your disclosures throughout the filing suggest that Western targets the industrial market and the oil and gas exploration market.  Please advise, or revise your disclosures as appropriate.

We have revised our disclosure to describe Western’s strategy to target the agriculture and industrial sectors but that Industrial and oil and gas exploration opportunities will also be looked into.

Products, Service & Distribution, page 7

12.  Please revise your disclosure in this section to clarify whether you actually operate water treatment programs for major manufactures, oil and gas refiners, and the food and beverage industries as suggested by Note 1 to Western’s audited and unaudited financial statements.

We have revised our disclosure to describe that Western  operates water treatment programs.

Competition, page 9

13.  Please clarify which regions you refer to as “two of the major geographic regions of the globe.”

We have revised our disclosure to identify the major geographic regions of North America and Europe.

Risk Factors, page 11

Risks Related to Our Business and Industry, page 11

The market for our products asn services is highly competitive…page 14

14. You state that you believe your products have, or will have, adequate intellectual property protection for the underlying technologies or unique trade secrets.  You also state in the last full risk factor on the page 16 that protecting your intellectual property rights is difficult.  However, you state on page 8 that you do not have any intellectual property.  Please advise.

We have revised the risk factor to clarify that product we develop are intended to be protected via patents.  The company has been in talks to co-develop some patents with a company based in Laguna Beach, California but currently does not have any interests in any of the intellectual property.

The success of our businesses will depend on our ability … page 16

15.  In the first sentence, you state that you are currently implementing various strategic business initiatives.  Please briefly describe these business initiatives in the business section of the filing.  Additionally, please disclose the capital expenditures associated with such initiatives.

We have revised our disclosure to state that Western plans on hiring new employees and building it’s corporate infrastructure in 2013.  This is contingent on financing in 2013.

Description of Property, page 22

16.  Please disclose whether your current property is suitable and adequate for your needs.  Refer to Instruction 1 to item 102 of Regulation S-K.

We have revised our disclosure to state that the company’s current property is suitable and adequate for our needs.

Management’s Discussion and Analysis, page 23

General

17.  Please provide a more comprehensive explanation of the factors which led to material changes in each line item as well as quantify the impact of each factor when multiple factors contribute to material changes.  For example, you disclose that 91% increase in operating expenses from the six months ended June 30, 2011 to the six months ended June 30, 2012 was due to increase in selling, general and administrative expenses and certain depreciation, and amortization expenses.  You should better clarify which particular selling, general and administrative expenses increased as well as the business reasons for the increase.  Refer to Item 303(a)(3) of Regulation S-K and Financial Reporting Codification 501.04.

We have made a more comprehensive explanation that the company hired two new full time employees in the year 2012 as well as one paid consultant.  The increase in operating expenses was mainly from salary expenditures, equipment costs, and training costs.  The company has also increased costs for legal and accounting expenses.

Liquidity and Capital Resources, page 24

18.  As of June 30, 2012, you had cash and cash equivalents on hand of $60,499 and working capital of $45,203.  You believe that your cash on hand and working capital will be sufficient to meet your anticipated cash requirements for the next two months.  It is not clear whether you are referring to the next two months after the filing for this form 8k or some other period given that two months after June 30, 2012 have already passed.  Please further clarify in your disclosures how long you anticipate that your sources of cash will be sufficient to meet your cash and liquidity requirements.

We have revised our disclosure to state that the company’s cash hand and working capital will be sufficient to meet our anticipated cash requirements through December 31, 2012.

Directors and Executive Officers, page 28

19.  You refer to both Mr. McMillan and Mr. Roussin as “Co-Chief Executive Officer” of Western.  However, the employment agreements filed as Exhibits 10.1 and 10.2 to the filing indicate that Mr. McMillan is the Chief Executive Officer and Mr. Roussin is the Chief Financial Officer.  Please advise, or revise your disclosures as appropriate.

We have revised our disclosure to state that Mr. McMillan will be the company’s CEO and Secretary.  Mr. Roussin will be the company’s CFO and President.

20. We note your disclosure that both Mr. McMillan and Mr. Roussin worked for Pacific Water Consultants, Inc., which eventually became a division of Harpure Enterprises, Inc. Please clarify whether there is any relationship between the company and Pacific Water Consultants. In this regard, we note the company’s website, as disclosed on page 22, is located at www.pacificwatergroup.com.

We have revised our disclosure to state that there is no affiliation between Pacific Water Consultants and the company.  The company has recently changed it’s website domain to:  www.pacificcleanwatertech.com

Item 5.02 Departure of Directors or Certain Officers ….page 37

21.  In the last paragraph on page 37, you state that none of newly appointed directors has been named or is expected to be named to any committee of the board of directors. Please also state here that the board of directors does not have separate committees.

Exhibit 99.1(a)

Notes to the Financial Statements

Revenue Recognition

We have revised our disclosure to state that the Company currently does not have any Board Committees.

22.  Please provide a more detailed explanation of the specific products and services you provide and correspondingly the revenue recognition policy associated with each type of product and service.

We have updated our notes to include the following:  Western provides a variety of products and services to various companies and here are a few samples:

WW-2080, 2060, is a polymer used for separation of oil and water in the refining processes.

WW-1100,2100,1601 are potable coagulants and flocculants used for water clarification in the food and beverage industries.

CWT-509, 504 are for process cooling helping manage corrosion and scaling effects.

BWT- 700,702, 731 prevents oxygen corrosion, and boiler deposits.

Revenue is generated through the sale and shipment of customer orders.  Revenues are recognized when all of the following have been met:

-	Persuasive evidence of an arrangement exists;
-	Delivery or service has been performed;
-	The customer’s fee is deemed to be fixed or determinable and free of contingencies or significant uncertainties
-	Collectability is probable

Note 6 – Line of Credit

23.  Please disclose the key terms of your line of credit agreements.  Your description should include when the agreements will expire, whether interest rates are fixed or variable, and the key covenants of each agreement.  If the interest rates are fixed or variable, please disclose what the rates are based on.  Please also clearly disclose whether you were in compliance with covenants.  Please provide similar disclosures in note 2 to your interim financial statements.

We have revised our disclosures to state that the Company has a line of credit with Bank of America $88,000, which renews annually for a $500 fee, and has a variable interest rate which has remained at 6.63% for last 3 years; and a line of credit with Wells Fargo Bank, N.A. for a total of $250,000 which is structured as a loan with a 5% fixed interest rate.

Exhibit 99.2

Unaudited Pro Forma Statements of Operations

24.  In the pro forma adjustments column, please include the 4.5 million of common shares issued to the shareholders of Western Water Consultants, Inc. as part of the acquisition transaction in the basic and diluted weighted average common shares outstanding line item.

We have revised our pro forma adjustments to include a line item for the issuance of the 4.5 million shares.

25.  Note 2 to the financial statements of Western Water Consultants, Inc. provided in Exhibit 99.1 indicates that the entity elected to be taxed as an S-Corporation under the provisions of the Internal Revenue Code.  Please disclose whether you will continue to be taxed as an S-Corporation after the acquisition as well as what consideration was given as to whether any pro forma adjustments need to be made.  We also remind you of the guidance in SAB Topic 4:B. If you are going to be taxed as a C Corp from an S Corp, please also consider the need for pro forma adjustments to your balance sheet and statement of operations for income taxes.  Refer to Question 3 in SAB Topic 1:B.1 and the Question in SAC Topic 1:B.2 for analogous guidance.

We have disclosed that going forward, we will be taxed as a C Corp.  This status is reflected in our Pro forma financial Statements.

26.  The disclosures starting on page 31 indicate that you have entered into new employment agreements which will result in a significant increase to base salaries paid to certain employees.  Please give pro forma effect to increase in base salary due to the new agreements in your pro forma financial information.

We have revised our disclosures to include the base salaries on our pro forma information.

Form 10-K for the Fiscal Year Ended January 31, 2012

General

27.  We remind you to file a  Form 10-Q for the period ended October 31, 2012, for the pre-acquisition shell company.  Refer to General instruction A.1 to the Form 10-Q.

The 10-Q for Oct 31, 2012 was filed on December 17, 2012.

Report of Independent Registered Public Accounting Firm, page 14

28.  Rule 8-02 of Regulation S-X requires you to provide an audited balance sheet as of the end of each of the most recent two fiscal years.  The opinion paragraph of the report does not refer to the balance sheet as of January 31, 2011 as required by Rule 2-02(c) of Regulation S-X.  Please arrange with your auditors to provide a new report in an amendment to the Form 10-K which refers to the balance sheet as of January 31, 2011 in the opinion paragraph.  We remind you that the amendment to the Form 10-K should contain the complete text of the item being amended.  Please also include currently dated certifications that refer to the Form 10-K/A.

On January 8, 2013, we filed an amended Form 10-K which contains a revised auditor report which refers to the balance sheet as of January 31, 2011, in the opinion paragraph.

Should you have any comments or questions Please do not hesitate to contact the undersigned.

Pacific Clean Water Technologies, Inc.

/s/ Craig S. McMillan

Craig S. McMillan
Chief Executive Officer

ACKNOWLEDGEMENT

        Pacific Clean Water Technologies, Inc. fka, Unseen Solar, Inc. (the “Company”) is responsible for the adequacy and accuracy of the disclosure in the filing;

Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Pacific Clean Water Technologies, Inc.

/s/ Craig S. McMillan

Craig S. McMillan
Chief Executive Officer